Exhibit 99.2

Annual General Meeting in Forward Pharma A/S

PROXY/VOTING BY CORRESPONDENCE FORM

for use at the annual general meeting in Forward Pharma A/S on Wednesday 30 May 2018 at 2:00 pm (CET).

Name:
Address:

(Please use CAPITAL LETTERS)

I/we hereby authorise by proxy/submit written votes (voting by correspondence) in accordance with the indications below:

Please check off field A), B), C) or D):

A)	☐	Proxy is granted to a named third party (deadline Friday 25 May 2018 end of day (CET)):

Name:
Address:

(Please use CAPITAL LETTERS)

or

B)	☐	Proxy is granted to the board of directors (with a right of substitution) to vote in accordance with the board of directors’ proposals as set out in the table below (deadline Friday 25 May 2018 end of day (CET)).

or

C)	☐	Check-the-box Proxy is granted to the board of directors (with a right of substitution) to vote as stated below. Please check off the boxes ”FOR”, ”AGAINST” or ”ABSTAIN” to indicate your vote (deadline Friday 25 May 2018 end of day (CET)).

or

D)	☐	Written votes (voting by correspondence) are submitted as stated below. Written votes cannot be withdrawn. Please check off the boxes “FOR”, “AGAINST” or “ABSTAIN” to indicate your vote (deadline Tuesday 29 May 2018 end of day (CET)).

Agenda

The complete agenda is included in the notice to convene the annual general meeting.

If the votes attaching to a shareholder’s shares are cast differently in relation to a specific agenda item, this shall be indicated in the table below.

AGENDA ITEMS	FOR	AGAINST	ABSTAIN	RECOMMENDATION FROM THE BOARD
(a) The board of director’s report on the company’s activities in the past financial year
(b) Adoption of the audited annual report 2017	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
(c) Distribution of profit according to the adopted annual report	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
(d) Discharge of the board of directors and the management board	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):
(e) Election of members to the board of directors (see below)
(1) Florian Schönharting	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(2) Duncan Charles McNaught Moore	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(3) Torsten Goesch	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(4) Grant Hellier Lawrence	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(5) Jakob Mosegaard Larsen	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(f) Re-election of Ernst & Young Godkendt Revisionspartnerselskab as auditor	☐		☐	FOR
(Indicate votes if cast differently (no. of shares)):
(g) Any other business

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The proxy applies to all business being transacted at the annual general meeting. In the event that new proposals are submitted, including amendments or proposals for election of members to the board of directors or auditor, that are not on the agenda, the proxy holder will vote on your behalf according to his/her best belief. Written votes (voting by correspondence) will be taken into account if a new or an amended proposal is substantially the same as the original.

If the form is only dated and signed, it will be considered a proxy to the board of directors to vote in accordance with the recommendations of the board of directors as stated above.

If the form is only partially completed, votes will be cast in accordance with the recommendations of the board of directors as stated above with respect to the non-ticked off boxes.

The proxy/voting by correspondence is valid for the number of shares that the undersigned holds on the record date, Wednesday 23 May 2018 end of day (CET), as calculated based on (i) the number of shares registered in the company’s register of shareholders and (ii) notifications of ownership received by the company but not yet registered in the company’s register of shareholders.

Date: ____________ 2018

Name: Title:	Name: Title:

The dated and signed form, if used as a proxy (box A-C above) must reach Forward Pharma A/S no later than Friday 25 May 2018 end of day (CET). The dated and signed form, if used for written votes (voting by correspondence) (box D above), must reach Forward Pharma A/S no later than Tuesday 29 May 2018 end of day (CET), either by email (art@forward-pharma.com) or by ordinary mail.

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